Exhibit 99.1




                              FOR IMMEDIATE RELEASE



Investor Relations:                         Media Relations:
Emer Reynolds                               Brian McGlynn or Anita Kawatra
Ph:  353-1-709-4000                         Ph:  212-407-5740
     800-252-3526                                800-252-3526

                ELAN REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS


Dublin, Ireland, April 28, 2005 - Elan Corporation, plc today announced its first quarter 2005 financial results and provided updated guidance for 2005.

Commenting on Elan's business, Kelly Martin, Elan's president and chief executive officer, said, "We remain focused on operating our business in a disciplined and rigorous way. The voluntary suspension of Tysabri was a disappointment to many constituents including patients, physicians and shareholders. We are working closely with the regulatory authorities and Biogen Idec to complete the patient evaluations and develop an appropriate plan for Tysabri. Our response to the events surrounding Tysabri has been aimed at balancing the need to prudently manage costs while, at the same time, maintaining an appropriate platform from which to advance the company in order to realise future opportunities. We continue to make progress in advancing our scientific pipeline and are committed to grow the drug technology, hospital sales and Prialt businesses.

Each and every one of us at Elan is dedicated to the health and safety of patients and the long-term success of the company. We are committed to achieving our objectives, in challenging times as well as good ones, and are fully engaged in doing so."

Commenting on Elan's first quarter financial results, Shane Cooke, executive vice president and chief financial officer, said, "After the voluntary suspension of Tysabri in February we took immediate actions which will reduce our operating cash burn by $100m to about $250m in 2005. These actions together with the strong performance from our drug technology operations will drive the business, excluding Tysabri, to a targeted break-even on an EBITDA basis by the end of 2005. Later this year, when the safety evaluation is completed and the risk of Tysabri is better understood in the context of its strong efficacy, we will make further adjustments to our cost structure as appropriate. We repaid $39m in debt during the quarter and, with over $1.35bn in cash, have no further debt repayments due until 2008."

Elan First Quarter 2005 Financial Results


             Unaudited Consolidated U.S. GAAP Income Statement Data

                                                   Three Months Ended March 31
                                                  ------------------------------
                                                      2004            2005
                                                      US$m            US$m
--------------------------------------------------------------------------------
Revenue (see page 6)
Product revenue                                          122.9            95.4
Contract revenue                                          25.4             7.3
                                                   ------------    ------------
    Total revenue                                        148.3           102.7
                                                   ------------    ------------

Operating Expenses (see page 11)
Cost of goods sold                                        42.7            61.6
Selling, general and administrative                       80.1           104.0
Research and development                                  65.4            55.9
Net (gain)/loss on divestment of businesses                3.2          (44.1)
Recovery plan and other significant items                  5.4              --
                                                   ------------    ------------
    Total operating expenses                             196.8           177.4
                                                   ------------    ------------
       Operating loss                                   (48.5)          (74.7)
                                                   ------------    ------------

Net Interest and Investment Gains and Losses
  (see page 11)
Net interest expense                                      23.7            36.0
Net investment gains                                    (40.9)          (11.0)
Impairment of investments                                 16.0            15.5
Loss on guarantee of EPIL II notes                        13.8              --
                                                   ------------    ------------
    Net interest and investment gains and losses          12.6            40.5
                                                   ------------    ------------

Net loss from continuing operations before tax          (61.1)         (115.2)
Provision for income taxes                                 0.9             0.2
                                                   ------------    ------------
Net loss from continuing operations                     (62.0)         (115.4)
Net loss from discontinued operations
  (see Appendix I)                                       (0.2)           (0.2)
                                                   ------------    ------------
Net loss                                                (62.2)         (115.6)
                                                   ============    ============

Basic and diluted net loss per ordinary share           (0.16)          (0.29)
Basic and diluted weighted average number of
  ordinary shares outstanding (in millions)              385.9           395.6

Elan First Quarter 2005 Financial Results


                Unaudited Non-GAAP Financial Information - EBITDA

          Non-GAAP Financial Information           Three Months Ended
             Reconciliation Schedule                    March 31
                                            ------------------------------
                                                2004             2005
                                                US$m             US$m
--------------------------------------------------------------------------------
Net loss from continuing operations               (62.0)          (115.4)
Net interest expense                                23.7             36.0
Provision for income taxes                           0.9              0.2
Depreciation and amortisation                       31.9             34.5
Amortised fees                                    (12.6)           (11.6)
                                            -------------     ------------
  EBITDA                                          (18.1)           (56.3)
                                            =============     ============



          Non-GAAP Financial Information            Three Months Ended
              Reconciliation Schedule                    March 31
                                                ------------------------------
                                                2004             2005
                                                US$m             US$m
--------------------------------------------------------------------------------
EBITDA                                            (18.1)           (56.3)
Net (gain)/loss on divestment of businesses          3.2           (44.1)
Recovery plan and other significant items            5.4               --
Net investment gains and losses                   (11.1)              4.5
                                            -------------     ------------
  Adjusted EBITDA                                 (20.6)           (95.9)
                                            =============     ============

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortisation of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus net gains or losses on divestment of businesses, recovery plan and other significant items, and net investment gains and losses. EBITDA and Adjusted EBITDA are not presented as alternative measures of operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan's management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled "Non-GAAP Financial Information Reconciliation Schedule."

Elan First Quarter 2005 Financial Results


               Unaudited Consolidated U.S. GAAP Balance Sheet Data

                                                December 31        March 31
                                                   2004              2005
                                                   US$m              US$m
--------------------------------------------------------------------------------
Assets
Current Assets
Cash and cash equivalents                            1,347.6          1,358.6
Restricted cash                                        164.3          40.0(1)
Marketable investment securities                        65.5             48.6
Prepaid and other current assets                       149.1            135.3
                                               ---------------    -------------
  Total current assets                               1,726.5          1,582.5

Non-Current Assets
Intangible assets, net                                 780.8            755.9
Property, plant and equipment, net                     346.2            355.0
Investments and marketable investment
  securities                                            39.0             22.5
Restricted cash                                         28.4             28.5
Other assets                                            55.0             49.1
                                               ---------------    -------------
  Total Assets                                       2,975.9          2,793.5
                                               ===============    =============

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities               361.5            343.7
Deferred income                                        110.4             98.7
EPIL III notes due March 2005                           39.0               --
6.5% convertible guaranteed notes due 2008             460.0            460.0
7.25% senior notes due 2008                            650.0            650.0
7.75% senior notes due 2011                            850.0            850.0
Senior floating rate notes due 2011                    300.0            300.0
Shareholders' equity                                   205.0             91.1
                                               ---------------    -------------
  Total Liabilities and Shareholders' Equity         2,975.9          2,793.5
                                               ===============    =============

Movement in Shareholders' Equity
Opening balance                                                         205.0
Net loss for the period                                               (115.6)
Change in unrealised gain on investment
  securities                                                           (11.6)
Issuance of share capital                                                13.8
Other                                                                   (0.5)
                                                                  -------------
Closing balance                                                          91.1
                                                                  =============


1 These funds relate to the settlement of the 2002 class action. Final court approval was granted on April 19, 2005. The funds will be paid in the second quarter to the plaintiffs' lawyers for distribution to the class members.

Elan First Quarter 2005 Financial Results



                 Unaudited Consolidated U.S. GAAP Cash Flow Data

                                                         Three Months Ended
                                                              March 31
                                                   -----------------------------
                                                       2004           2005
                                                       US$m           US$m
--------------------------------------------------------------------------------

Cash flows from operating activities                     (26.9)         (88.1)
Movement on debt interest and tax                        (25.7)         (24.2)
Working capital movement                                 (32.3)          (4.9)
Net purchases of tangible and intangible assets           (5.0)         (22.0)
Net proceeds from sale of investments                      56.8           20.7
Net proceeds from business divestments                    133.7           31.9
Cash inflows from financing activities                      2.8           12.5
Release of restricted cash                                    --         124.1
Repayment of EPIL III notes                                   --        (39.0)
                                                   -------------   ------------
Net cash movement                                         103.4           11.0
Beginning cash balance                                    778.2        1,347.6
                                                   -------------   ------------
Cash and cash equivalents at end of period                881.6        1,358.6
                                                   =============   ============

Elan First Quarter 2005 Financial Results


The analysis below is based on the revenues and costs from continuing operations presented in accordance with U.S. GAAP.

Net Loss

The net loss for the first quarter of 2005 amounted to $115.6 million, an increase of 86% over the $62.2 million reported in the same quarter of 2004. Of the $74.7 million net operating loss for the first quarter of 2005, $58.6 million related to Tysabri(TM) (see Appendix II for an analysis of the results broken out between Tysabri and Elan's remaining business). Negative Adjusted EBITDA was $95.9 million in the first quarter of 2005, compared to $20.6 million in the first quarter of 2004, and included negative Adjusted EBITDA of $60.1 million related to Tysabri. Adjusted EBITDA for the rest of the business, excluding costs related to Tysabri, is targeted to get to breakeven by the end of 2005. A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, as required under U.S. GAAP, is presented in the table titled "Unaudited Non-GAAP Financial Information - EBITDA" included on page 3.

As previously announced on February 28, 2005, Elan and Biogen Idec, Inc. (Biogen
Idec) voluntarily suspended Tysabri from the U.S. market and dosing in all clinical trials. This decision was based on reports of progressive multifocal leukoencephalopathy (PML), a rare and frequently fatal demyelinating disease of the central nervous system. Elan and Biogen Idec's comprehensive safety evaluation concerning Tysabri and any possible link to PML is ongoing. The results of this safety evaluation will be discussed with regulatory agencies to determine the appropriate risk benefit profile for Tysabri.

Revenue

Total revenue decreased 31% to $102.7 million in the first quarter of 2005 from $148.3 million in the first quarter of 2004. Revenue is analysed below between revenue generated from marketed products, contract manufacturing and royalties, revenue arising from products that have been divested and contract revenue.

Elan First Quarter 2005 Financial Results



                                                       Three Months Ended
                                                            March 31
                                                   ---------------------------
                                                      2004           2005
                                                      US$m           US$m
------------------------------------------------------------------------------

Revenue from Marketed Products
    Maxipime(TM)                                         28.2            19.8
    Azactam(TM)                                          13.8             8.4
    Tysabri                                                --            12.9
    Prialt(TM)                                             --             1.0
                                                   -----------    ------------
Total Revenue from Marketed Products                     42.0            42.1
                                                   -----------    ------------

Contract Manufacturing and Royalties (see page 9)        30.0            43.5

Amortised Revenue - Adalat(TM)/Avinza(TM)                 8.5             8.5

Revenue from Divested Products
   European business                                     10.5              --
   Zonegran(TM)                                          30.0              --
   Other                                                  1.9             1.3
                                                   -----------    ------------
  Total Revenue from Divested Products                   42.4             1.3
                                                   -----------    ------------

                                                   -----------    ------------
Total Product Revenue                                   122.9            95.4
                                                   -----------    ------------

Contract Revenue
    Amortisation of fees                                  3.1             3.4
    Research revenue and milestones                      22.3             3.9
                                                   -----------    ------------
  Total Contract Revenue                                 25.4             7.3
                                                   -----------    ------------

                                                   -----------    ------------
Total Revenue                                           148.3           102.7
                                                   ===========    ============

Elan First Quarter 2005 Financial Results


Product Revenue

Total product revenue for the first quarter of 2005 of $95.4 million decreased 22% from $122.9 million recorded in the same quarter of 2004 primarily due to the divestment of a number of products and businesses in 2004, partially offset by product revenue associated with the launch of Tysabri and Prialt.

Revenue from marketed products

Revenue from marketed products was $42.1 million in the first quarter of 2005, compared to $42.0 million recorded in the same period of 2004. The slight increase primarily reflected initial sales of Tysabri and Prialt, both of which were approved in the U.S. in the fourth quarter of 2004, offset by lower sales of Maxipime and Azactam.

Maxipime prescription volume demand for the first quarter of 2005 increased by 18%, compared to the same period in 2004, while revenue for the quarter decreased from $28.2 million to $19.8 million, or 30%. Revenue from the sales of Maxipime was negatively impacted by supply shortages, which were resolved late in the first quarter of 2005. Supply of Maxipime has resumed and is expected to return to normal by the end of May 2005. Revenue from Maxipime for the full-year 2005 is expected to be in the range of $130.0 million to $140.0 million.

Azactam prescription volume demand for the first quarter of 2005 increased by 5%, compared to the same period of 2004, while revenue for the quarter decreased from $13.8 million to $8.4 million, or 39%. Our product revenue varies quarterly due, in part, to buying patterns of our wholesalers and distributors. Changing wholesaler inventory levels primarily explains the difference between Azactam prescription growth rate and revenue decline in the first quarter of 2005. Azactam loses patent exclusivity in October 2005 which could lead to a decline in revenue should generic competition occur.

During the first quarter of 2005, sales of Tysabri were $12.9 million after providing for estimated returns of $16.4 million associated with the voluntary suspension of the marketing of this product. In addition, Elan wrote-off approximately $14.0 million of Tysabri inventory, which is included in cost of sales. At March 31, 2005, Tysabri inventories were included on Elan's balance sheet at $nil book value. As of March 31, 2005, Elan had $19.4 million of other intangible assets relating to Tysabri. Elan expects to receive $7.0 million from Biogen Idec for its share of the product recall costs. Tysabri is included in Elan's Biopharmaceuticals segment with Maxipime, Azactam, Prialt and research programmes, which had a goodwill carrying value of $218.3 million at March 31, 2005. As a

Elan First Quarter 2005 Financial Results


result of the voluntary suspension of the marketing and clinical dosing of Tysabri in February 2005, Elan has reassessed its goodwill and other intangible assets for impairment. The reassessment does not indicate impairment at this stage in relation to these assets. However, should new information arise, Elan may need to reassess these assets in light of the new information and Elan may then be required to take impairment charges related to goodwill and/or other intangible assets.

Contract manufacturing and royalties

Contract manufacturing and royalty revenue from Elan's Drug Technology business comprises revenue earned from products Elan manufactures for third parties and royalties Elan earns on sales by third parties of products that incorporate Elan's technologies.

Contract manufacturing and royalty revenue was $43.5 million in the first quarter of 2005, an increase of 45% over the $30.0 million recorded in the first quarter of 2004. The increase in revenue reflects increased sales by third parties of products that incorporate Elan's technologies and increased manufacturing activity.

Contract manufacturing and royalty revenue can be further analysed as follows:

                                         Three Months Ended
                                              March 31
                                    ------------------------------
                                        2004             2005
                                        US$m             US$m
------------------------------------------------------------------
Verelan(TM)                                 5.2              9.1
Tricor(TM)                                    -              8.4
Diltiazem(TM)                               5.9              4.0
Skelaxin(TM)                                3.7              3.9
Avinza(TM)                                  3.7              2.1
Other                                      11.5             16.0
                                    -------------    -------------
  Total                                    30.0             43.5
                                    =============    =============

Except as noted above, no other products accounted for more than 10% of total contract manufacturing and royalty revenue in the first quarter of 2005 or 2004. Of the total of $43.5 million in contract manufacturing and royalty revenue, 33% (2004: 19%) consisted of royalties received on products which are not manufactured by Elan.

Amortised product revenue

The results for the first quarters of 2005 and 2004 include $8.5 million of amortised revenue related to the licensing of rights to Elan's generic form of Adalat CC and the restructuring of Elan's Avinza

Elan First Quarter 2005 Financial Results


licence agreement with Ligand Pharmaceuticals, Inc, which occurred in 2002. The remaining unamortised revenue on these products of $60.7 million, which is included in deferred income, will be recognised as revenue through June 2007 (generic Adalat CC), and November 2006 (Avinza), reflecting Elan's ongoing involvement in the manufacturing of these products.

Revenue from divested products

During 2004, Elan sold a number of products and businesses as part of its recovery plan and the subsequent strategic repositioning of Elan as a biotechnology company. Revenue from divested products and businesses was $1.3 million in the first quarter of 2005, compared to $42.4 million in the same quarter of 2004. In the first quarter of 2005, Elan recorded $42.0 million in deferred consideration associated with the sale of Zonegran to Eisai Co. Ltd. (Eisai). The deferred consideration was recorded as a gain on the divestment of businesses (see page 11), of which $25.0 million was received in March 2005 and the remaining $17.0 million was included in prepaid and other current assets on the balance sheet at March 31, 2005 and was received in April 2005.

Contract Revenue

Contract revenue in the first quarter of 2005 was $7.3 million, a decrease of 71% from the $25.4 million recorded in the first quarter of 2004. This decrease primarily reflects the receipt of a $11.0 million milestone payment from King Pharmaceuticals, Inc. (King) in the first quarter of 2004 related to Sonata(TM). Elan and King are in discussions regarding the future course of the Sonata development programme. Contract revenue varies from quarter to quarter depending upon the timing of the achievement of milestones and is expected to be in the range of $50.0 million to $60.0 million for 2005.

Gross Profit

The gross profit margin on product revenue was 35% in the first quarter of 2005, compared to 65% in the same period of 2004. The decline was due principally to the impact of the inventory write-off and product returns related to the voluntary suspension of Tysabri and a change in the mix of sales. Excluding cost of sales of $25.3 million and product revenues of $12.9 million related to Tysabri, the gross margin would have been 56%, compared to the 65% recorded in the first quarter of 2004. This reduction reflects the increased proportion of revenues from the contract manufacturing and royalty based business.

Elan First Quarter 2005 Financial Results


Operating Expenses

Selling, general and administrative (SG&A) expenses increased 30% to $104.0 million in the first quarter of 2005 from $80.1 million in the same quarter of 2004 and can be analysed as follows:

                                                      Three Months Ended
                                                           March 31
                                                  -----------------------------
                                                     2004             2005
                                                     US$m             US$m
-------------------------------------------------------------------------------
Rest of business                                         64.4             53.6
Tysabri                                                    -              30.3
Amortisation (principally Maxipime and Azactam)          15.7             20.1
                                                  ------------    -------------
  Total                                                  80.1            104.0
                                                  ============    =============

Excluding SG&A expenses related to Tysabri and amortisation, SG&A costs would have declined by 17% from $64.4 million to $53.6 million.

Research and development (R&D) expenses were $55.9 million in the first quarter of 2005, compared to $65.4 million in the same period of 2004. The decrease was primarily due to the refocusing of research and development efforts on key programmes. Included in R&D expenses is $17.4 million related to Tysabri (2004:
$18.7 million).

Net Gain/Loss on Divestment of Businesses

The net gain on divestment of businesses in the first quarter of 2005 was $44.1 million, compared to a net loss of $3.2 million in the same period of 2004. Included in the net gain in the first quarter of 2005 is $42.0 million of deferred consideration related to the divestment of Zonegran (zonisamide). In addition, Elan expects to receive additional consideration of $68.0 million from Eisai if generic zonisamide is not introduced into the U.S. market before January 1, 2006.

Net Interest and Investment Gains and Losses

Net interest and investment losses were $40.5 million for the first quarter of 2005, compared to net interest and investment losses of $12.6 million for the same period of 2004. In the first quarter of 2005, net interest expense amounted to $36.0 million, compared to $23.7 million in the same period of 2004. Net interest expense increased in the first quarter of 2005 over the corresponding period in 2004 primarily as a result of the issuance of $1.15 billion in senior fixed and floating notes in November 2004, partially offset by the repayment of the EPIL III notes and by interest income earned on higher average cash balances.

Elan First Quarter 2005 Financial Results


Consistent with the strategy outlined at the beginning of 2004 to monetise the investment portfolio, during the first quarter of 2005, $20.7 million in net cash proceeds was raised from the divestment of investments, which resulted in a net gain of $11.0 million.

During the first quarter of 2005, an impairment charge of $15.5 million was taken to reflect other-than-temporary impairments to the value of a number of investments held in biotech companies.

Of the remaining portfolio of investments, which have a total book value of $71.1 million at March 31, 2005, down from $104.5 million at December 31, 2004, approximately 64% is held in publicly traded companies. The book value of investments at March 31, 2005 includes unrealised gains of $9.3 million. Unrealised gains are included as a component of shareholders' equity and arise from the mark-to-market of certain publicly traded investments.

EBITDA

Negative Adjusted EBITDA for the first quarter of 2005 amounted to $95.9 million compared to a negative Adjusted EBITDA of $20.6 million in the same period of 2004. The increase in negative Adjusted EBITDA primarily resulted from the reduction in revenues and related costs associated with products and businesses divested during 2004 (principally Zonegran) and the increase in SG&A costs, inventory and product returns associated with the launch and subsequent voluntary suspension of Tysabri.

A reconciliation of negative EBITDA and Adjusted EBITDA to net loss from continuing operations, as reported under U.S. GAAP, is presented in the table titled "Unaudited Non-GAAP Financial Information--EBITDA" included on page 3.


2005 Outlook Update

Financial

Following the voluntary suspension of Tysabri, Elan has reviewed its operations and financial outlook and is providing revised guidance to that provided on February 8, 2005, concerning the potential financial outcome for 2005.

Elan First Quarter 2005 Financial Results

Negative Adjusted EBITDA for 2005, including Tysabri related costs and first quarter revenues, is expected to be in the range of $240.0 million to $260.0 million. Previously, Elan had guided to a negative Adjusted EBITDA of $320.0 million to $360.0 million, excluding any Tysabri revenues.

A reconciliation of guided EBITDA and Adjusted EBITDA to guided net loss from continuing operations is presented in the table titled "Unaudited Non-GAAP Financial Information - Guided EBITDA" included on Appendix III.

Included in this revised guidance is Tysabri related negative EBITDA of between $190.0 million and $210.0 million, including the cost of the Tysabri safety evaluation and excluding any additional product revenue from Tysabri for 2005. Elan had previously guided Tysabri related SG&A and R&D costs in the range of $245.0 million to $265.0 million. Elan and Biogen Idec are carrying out a comprehensive safety evaluation concerning Tysabri, consulting with leading experts and with regulatory agencies throughout this process. When the safety evaluation is completed we will make further adjustments to our cost structure as appropriate.

Total revenue for 2005 is expected to exceed $500.0 million, excluding any further Tysabri product revenue. Adjusted EBITDA, excluding Tysabri, is targeted to get to break-even by the end of 2005 and to be in the range of negative $50.0 million to negative $70.0 million for the full year.

Research & Development

Tysabri (Natalizumab)

As previously announced on February 28, 2005, Elan and Biogen Idec voluntarily suspended Tysabri from the U.S. market and all ongoing clinical trials. Elan and Biogen Idec's comprehensive safety evaluation concerning Tysabri is ongoing. The Tysabri expected key milestones for 2005 for MS, Crohn's disease and rheumatoid arthritis will be reviewed once the results of the safety evaluation have been discussed with regulatory agencies and the risk benefit profile of Tysabri determined.

Alzheimer's and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer's disease (AD) and is also studying other neurodegenerative diseases, such as Parkinson's disease.

During the first quarter of 2005, in collaboration with Wyeth, Elan moved into Phase II clinical trials with a humanised monoclonal antibody, AAB-001, designed and engineered to neutralise the

Elan First Quarter 2005 Financial Results


neurotoxic beta-amyloid peptide that accumulates in the brains of patients with AD. Elan also expects to file an Investigational New Drug Application this year for ACC-001, an active Abeta immunotherapeutic conjugate. Elan also has research programmes focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions are thought to affect the accumulation of amyloid plaques in the brains of patients with Alzheimer's disease.


About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Elan First Quarter 2005 Financial Results


Forward-Looking Statements

This document, including the entire section entitled "2005 Outlook Update" and the entire Appendix III "Unaudited Non-GAAP Financial Information - Guided EBITDA", contains forward-looking statements about Elan's financial condition, results of operations , business prospects and the products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether and when Elan will be able to resume marketing and developing Tysabri even if Elan can resume marketing and developing Tysabri, the potential of Tysabri and the potential for the successful development and commercialisation of additional products; the potential of Elan's current products, including in particular, Maxipime and Azactam; Elan's ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan's products; trade buying patterns; the ability to meet generic and branded competition after the expiration of Elan's patents; whether restrictive covenants in Elan's debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws; failure to comply with its payment obligations under Medicaid and other governmental programmes; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan's products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. Elan may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt, consider the sale of products, interests in subsidiaries, marketable investment securities or other assets, or take a combination of such actions or other steps to increase or manage its liquidity and capital resources. Any such actions or steps, including any sale of assets or repurchase of outstanding debt, could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investment and other business opportunities. In the event of any future acquisitions, capital expenditures, investment or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan First Quarter 2005 Financial Results

Appendix I

In previous quarters and in accordance with SFAS No. 144, Elan recorded the results and gains or losses on the divestment of its discontinued operations including Elan Transdermal Technologies, Athena Diagnostics, Elan Diagnostics, a manufacturing business in Italy, the pain portfolio of products, Actiq(TM), the dermatology portfolio of products, Abelcet(TM) U.S. and Canada, Frova(TM), Myobloc(TM) and two products that were marketed in the United Kingdom and Ireland, within discontinued operations in the income statement. An analysis of the results of the discontinued operations is set out below.

Elan has also sold a number of other assets and businesses (principally the primary care franchise, the European sales and marketing business and Zonegran), which in accordance with SFAS No. 144, are not included in discontinued operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.



                                                                                       Three Months Ended
                        Discontinued Operations (unaudited)                                 March 31
                                                                                   ----------------------------
                                                                                       2004          2005
                                                                                       US$m          US$m
---------------------------------------------------------------------------------------------------------------
Revenue
Product revenue                                                                          15.8             --
Contract revenue                                                                           --             --
                                                                                   ------------- --------------
   Total revenue                                                                         15.8             --
                                                                                   ------------- --------------

Operating Expenses
Cost of goods sold                                                                        8.0             --
Research and development                                                                  2.1          (0.1)
Selling, general and administrative                                                       5.6            0.3
Net loss on divestment of businesses                                                      0.4             --
                                                                                   ------------- --------------
   Total operating expenses                                                              16.1            0.2
                                                                                   ------------- --------------
 Operating loss                                                                         (0.3)          (0.2)
Net investment gains                                                                      0.1             --
                                                                                   ------------- --------------
Net loss from discontinued operations before tax                                        (0.2)          (0.2)
Provision for tax                                                                          --             --
                                                                                   ------------- --------------
Net loss from discontinued operations                                                   (0.2)          (0.2)
                                                                                   ============= ==============

Non-GAAP Financial Information- EBITDA
Net loss from discontinued operations                                                   (0.2)          (0.2)
Depreciation and amortisation                                                             0.8             --
                                                                                   ------------- --------------
EBITDA                                                                                    0.6          (0.2)
Net loss on divestment of businesses                                                      0.4             --
Net investment gains                                                                    (0.1)             --
                                                                                   ------------- --------------
Adjusted EBITDA                                                                           0.9          (0.2)
                                                                                   ============= ==============


Elan First Quarter 2005 Financial Results


Appendix II


                                                          Three Months Ended
                                                            March 31, 2005
                                              -------------------------------------------

                                                                Rest of
                                                 Tysabri       Business        Total
                                                  US$m           US$m          US$m
-----------------------------------------------------------------------------------------
Revenue
Product revenue(1)                                   12.9           82.5          95.4
Contract revenue                                      2.0            5.3           7.3
                                              -------------- ----------------------------
   Total revenue                                     14.9           87.8         102.7
                                              -------------- ----------------------------

Operating Expenses
Cost of goods sold(2)                                25.3           36.3          61.6
Selling, general and administrative(3)               30.8           73.2         104.0
Research and development                             17.4           38.5          55.9
Net gain on divestment of businesses                   --         (44.1)        (44.1)
                                              -------------- ----------------------------
   Total operating expenses                          73.5          103.9         177.4
                                              -------------- ----------------------------
 Operating loss                                    (58.6)         (16.1)        (74.7)

Amortisation and depreciation                         0.5           34.0          34.5
Amortised fees                                      (2.0)          (9.6)        (11.6)
Net gain on divestment of businesses                   --         (44.1)        (44.1)
                                              -------------- ----------------------------
Adjusted EBITDA                                    (60.1)         (35.8)        (95.9)
                                              ============== ============================



1 Revenue from sales of Tysabri is net of $16.4 million for sales returns related to the product recall.

2 Cost of sales for Tysabri includes $14.0 million of inventory write-off related to the voluntary suspension of the marketing of Tysabri.

3 General and corporate costs have not been allocated to Tysabri.

Elan First Quarter 2005 Financial Results


Appendix III

            Unaudited Non-GAAP Financial Information - Guided EBITDA


                            Non-GAAP Financial Information                 Guided Range
                               Reconciliation Schedule                         2005
                                                                   ------------------------------
                                                                       US$m             US$m
------------------------------------------------------------------------------------------------
Net loss from continuing operations                                     (370.0)          (390.0)
Net interest expense (midpoint)                                           145.0            145.0
Provision for income taxes (midpoint)                                       5.0              5.0
Depreciation and amortisation (midpoint)                                  140.0            140.0
Amortised fees (midpoint)                                                (55.0)           (55.0)
                                                                   -------------     ------------
  EBITDA                                                                (135.0)          (155.0)
                                                                   =============     ============





                           Non-GAAP Financial Information                   Guided Range
                               Reconciliation Schedule                          2005
                                                                    ------------------------------
                                                                        US$m             US$m
--------------------------------------------------------------------------------------------------
EBITDA                                                                   (135.0)          (155.0)
Net (gain)/loss on divestment of businesses (midpoint)                   (110.0)          (110.0)
Net investment gains and losses (midpoint)                                   5.0              5.0
                                                                     -------------    ------------
Adjusted EBITDA                                                          (240.0)          (260.0)
                                                                    =============     ============


To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortisation of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus net gains or losses on divestment of businesses, recovery plan and other significant items, and net investment gains and losses. EBITDA and Adjusted EBITDA are not presented as alternative measures of operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan's management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and are among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled "Non-GAAP Financial Information Reconciliation Schedule."

The projections contained in this Appendix III are forward-looking statements based on, among other things, numerous assumptions about the future course of events. Please see page 15 for a discussion of factors that could cause Elan's actual results to differ materially from the results projected in this Appendix III.